UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Corcept Therapeutics Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

218352102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218352102

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,183,391*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,183,391*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,183,391

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 1.

CUSIP No. 218352102

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 29,273

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 29,273

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,273

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 218352102

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 74,113

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 74,113

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,113

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 218352102

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 674,364*

	6.	Shared Voting Power 4,286,777**

	7.	Sole Dispositive Power 674,364*

	8.	Shared Dispositive Power 4,286,777**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,961,141

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 3.

** Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,600,617*

	6.	Shared Voting Power 4,286,777**

	7.	Sole Dispositive Power 1,600,617*

	8.	Shared Dispositive Power 4,286,777**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,887,394

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.7%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 4.

** Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 705,647*

	6.	Shared Voting Power 4,286,777**

	7.	Sole Dispositive Power 705,647*

	8.	Shared Dispositive Power 4,286,777**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,992,424

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.0%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 5.

** Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 913,757*

	6.	Shared Voting Power 4,286,777**

	7.	Sole Dispositive Power 913,757*

	8.	Shared Dispositive Power 4,286,777**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,534

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 6.

** Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 110,956*

Shared Voting Power 4,286,777**

	7.	Sole Dispositive Power 110,956*

	8.	Shared Dispositive Power 4,286,777**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,397,733

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 7.

** Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 108,690*

	6.	Shared Voting Power 4,286,777**

	7.	Sole Dispositive Power 108,690*

	8.	Shared Dispositive Power 4,286,777**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,395,467

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 8.

** Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 106,579*

	6.	Shared Voting Power 4,286,777**

	7.	Sole Dispositive Power 106,579*

	8.	Shared Dispositive Power 4,286,777**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,393,356

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 9.

** Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 95,974*

	6.	Shared Voting Power 4,286,777**

	7.	Sole Dispositive Power 95,974*

	8.	Shared Dispositive Power 4,286,777**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,382,751

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 10.

** Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 38,042*

	6.	Shared Voting Power 4,286,777**

	7.	Sole Dispositive Power 38,042*

	8.	Shared Dispositive Power 4,286,777**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,324,819

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 11.

** Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,286,777*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,286,777*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,286,777

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) IN

*  Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,286,777*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,286,777*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,286,777

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) IN

*  Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

Item 1.
	(a)	Name of Issuer Corcept Therapeutics Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 149 Commonwealth Drive, Menlo Park, CA 94025

Item 2.
	(a)	Name of Person Filing See Exhibit A; Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 2183525102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(b) Percent of class: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet, Sheehan and Speiser are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2009
Date
Sutter Hill Ventures, A California Limited Partnership /s/ G. Leonard Baker, Jr.
Signature
G. Leonard Baker, Jr. Managing Director of the General Partner
Name/Title
Sutter Hill Entrepeneurs Fund (AI), L.P. /s/ G. Leonard Baker, Jr.
Signature
G. Leonard Baker, Jr. Managing Director of the General Partner
Name/Title
Sutter Hill Entrepreneurs Fund (QP), L.P. /s/ G. Leonard Baker, Jr.
Signature
G. Leonard Baker, Jr. Managing Director of the General Partner
Name/Title
/s/ David L. Anderson
Signature
/s/ G. Leonard Baker, Jr.
Signature
/s/ William H. Younger, Jr.
Signature
/s/ Tench Coxe
Signature
/s/ Gregory P. Sands
Signature
/s/ James C. Gaither
Signature
/s/ James N. White
Signature
/s/ Jeffrey W. Bird
Signature
/s/ David E. Sweet
Signature
/s/ Andrew T. Sheehan
Signature
/s/ Michael L. Speiser
Signature

EXHIBIT A TO SCHEDULE 13G - CORCEPT THERAPEUTICS INCORPORATED

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	4,183,391	Note 1			8.3%

Sutter Hill Entrepreneurs Fund (AI), L.P.	29,273				0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	74,113				0.1%

Total of Sutter Hill Funds	4,286,777

David L. Anderson	674,364	Note 3			1.4%
			4,961,141	Note 2	9.9%

G. Leonard Baker, Jr.	1,600,617	Note 4			3.2%
			5,887,394	Note 2	11.7%

William H. Younger, Jr.	705,647	Note 5			1.4%
			4,992,424	Note 2	10.0%

Tench Coxe	913,757	Note 6			1.8%
			5,200,534	Note 2	10.4%

Gregory P. Sands	110,956	Note 7			0.2%
			4,397,733	Note 2	8.8%

James C. Gaither	108,690	Note 8			0.2%
			4,395,467	Note 2	8.8%

James N. White	106,579	Note 9			0.2%
			4,393,356	Note 2	8.8%

Jeffrey W. Bird	95,974	Note 10			0.2%
			4,382,751	Note 2	8.7%

David E. Sweet	38,042	Note 11			0.1%
			4,324,819	Note 2	8.6%

Andrew T. Sheehan	0				0.0%
			4,286,777	Note 2	8.6%

Michael L. Speiser	0				0.0%
			4,286,777	Note 2	8.6%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 346,559 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) plus all shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership,  Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership  of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 3: Comprised of 198,936 shares held in The Anderson Living Trust of which the reporting person is the trustee, 194,833 shares (including 54,518 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by a retirement trust for the benefit of the reporting person, 269,459 shares held by Anvest, L.P. of which the reporting person is the General Partner and 11,136 shares held by Acrux Partners, LP of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the living trust’s and the partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 4: Comprised of 205,439 shares owned by the reporting person, 776,501 shares (including 167,696 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held in The Baker Revocable Trust of which the reporting person is a trustee, 568,677 shares (including 52,957 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Saunders Holdings, L.P. of which the reporting person is a General Partner and 50,000 shares of director’s options which will be exercisable within 60 days after 12/31/08.  The reporting person disclaims beneficial ownership of the revocable trust’s, the partnership’s and the director’s options shares except as to the reporting person’s pecuniary interest therein.  The reporting person shares pecuniary interest in the shares of director’s options with other individuals pursuant to a contractual relationship.

Note 5:  Comprised of 211,545 shares held in The Younger Living Trust of which the reporting person is the trustee, 474,360 shares (including 57,845 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by a retirement trust for the benefit of the reporting person and 19,742 shares owned by the children of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein. The reporting person disclaims beneficial ownership of the children’s shares.

Note 6:  Comprised of 825,953 shares (including 73,871 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held in The Coxe Revocable Trust of which the reporting person is a trustee and 87,804 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee.  The reporting person disclaims beneficial ownership of the revocable trust’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 7: Comprised of 23,889 shares owned by the reporting person, 74,908 shares (including 8,970 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee, 2,532 shares held by a retirement trust for the benefit of the reporting person and 9,627 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust agreement’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 8: Comprised of 40,605 shares owned by the reporting person, 17,908 shares held in The Gaither Revocable Trust of which the reporting person is the trustee, 50,177 shares (including 8,787 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 9: Comprised of 106,579 shares (including 8,616 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held in The White Family Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the family trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Comprised of 95,974 shares (including 7,759 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

Note 11: Comprised of 9,627 shares owned by the reporting person, 15,125 shares held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 13,290 shares (including 3,075 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/08) held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.